FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 10 May 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday 10 May 2017, London UK

GSK announces headline phase III results of mepolizumab in patients with severe chronic obstructive pulmonary disease

GlaxoSmithKline plc (LSE/NYSE:GSK) today announced preliminary results of two pivotal phase III studies evaluating the efficacy and safety of mepolizumab, an IL-5 antagonist monoclonal antibody, as an investigational add on treatment for adults who have chronic obstructive pulmonary disease (COPD) with an eosinophilic phenotype.

The primary objective of the 52-week treatment studies was to investigate whether reducing eosinophils (a type of white blood cell) with subcutaneous mepolizumab 100mg and 300mg would decrease the frequency of moderate and severe exacerbations in COPD patients at high risk of exacerbations despite use of optimal standard of care therapy.

    - Study 117106 (METREX) randomised 836 patients to mepolizumab 100mg or placebo across two groups according to blood eosinophil count. In the group with higher eosinophils, there was a statistically significant reduction in the frequency of moderate and severe exacerbations for mepolizumab 100mg compared to placebo (18%, p=0.036 after multiplicity adjustment).

    - Study 117113 (METREO) randomised 674 patients to mepolizumab 100mg, mepolizumab 300mg or placebo. A reduction in the frequency of moderate and severe exacerbations for  mepolizumab compared to placebo was seen which was not statistically significant (20% for 100mg, p=0.068; 14% for 300mg, p=0.140 after multiplicity adjustment).

Steve Yancey, Vice President and Medicine Development Lead for mepolizumab, GSK said: "We embarked on these two studies in our pursuit to help COPD patients with an eosinophilic phenotype who still exacerbate despite optimal use of medicines available today. We believe the reduction in moderate and severe exacerbations observed are of clinical relevance given the need for a new treatment approach in these difficult to treat patients. We will review the full data when available to determine our next steps."

Full results will be submitted for presentation at an upcoming scientific congress and for publication in a peer-reviewed journal.

No safety concerns were identified on review of headline data from these studies. The proportion of patients experiencing adverse events and serious adverse events while receiving treatment was similar for mepolizumab and placebo. In the METREX study, the frequency of adverse events was 81% in the placebo group and 79% in the mepolizumab 100mg group and the frequency of serious adverse events was 28% in the placebo group and 25% in the mepolizumab 100mg group. In the METREO study, the frequency of adverse events was 81% in the placebo group, 83% in the mepolizumab 100mg group and 85% in the mepolizumab 300mg group and the frequency of serious adverse events was 26% in the placebo group, 23% in the mepolizumab 100mg group and 24% in the mepolizumab 300mg group.

Study Design
The phase III studies were multi-centre, randomised, placebo controlled, double blind, parallel group design with treatment administered by subcutaneous (SC) injection every four weeks in COPD patients at high risk of exacerbations despite the use of optimal standard of care background therapy which employed inhaled triple therapy consisting of an inhaled corticosteroid (ICS), long-acting beta agonist (LABA) and long-acting muscarinic antagonist (LAMA). The total duration of the studies was approximately 62 weeks consisting of a 1-2 week screening period, 52-week treatment period and 8-week follow-up period.

The METREX study (117106) evaluated mepolizumab 100mg or placebo across a range of baseline blood eosinophil counts. Patients were stratified according to i) blood eosinophil count of >150 cells/µl at study entry or >300 cells/µl within the past year (higher eosinophil group) or ii) blood eosinophil count of <150 cells/µl at study entry and no evidence of >300 cells/µl within the past year.

The METREO study (117113) evaluated mepolizumab 100mg, mepolizumab 300mg or placebo in patients with a blood eosinophil count of >150 cells/µl at study entry or >300 cells/µl within the past year (higher eosinophil group).

Moderate exacerbations were defined as those requiring treatment with systemic corticosteroids and/or antibiotics. Severe exacerbations were those requiring hospitalisation or resulted in death.

About mepolizumab
Mepolizumab is a humanised IgG1 monoclonal antibody specific for IL-5. It is part of the company's respiratory portfolio - one of six core areas of scientific research and development alongside immuno-inflammation, oncology, vaccines and infectious and rare diseases.

Mepolizumab is the first-in-class anti-IL-5 biologic therapy. It was initially developed to treat appropriate severe asthma patients whose condition is driven by inflammation caused by eosinophils. Mepolizumab binds to the signalling protein IL-5, preventing it from binding to its receptor on the surface of eosinophils. Inhibiting IL-5 binding in this way reduces blood, tissue and sputum eosinophil levels.

Mepolizumab is not approved for use anywhere in the world for COPD.

Mepolizumab is approved, under the brand name Nucala, in the EU, the US and a number of other countries for use as an add-on treatment for patients with severe asthma, with an eosinophilic phenotype.

In the US, Nucala (100mg fixed dose subcutaneous injection of mepolizumab) is licensed as an add-on maintenance treatment for patients with severe asthma aged 12 years and older, and with an eosinophilic phenotype. Nucala is not approved for the treatment of other eosinophilic conditions or relief of acute bronchospasm or status asthmaticus. Full US Prescribing Information is available at US Prescribing Information Nucala.

In the EU, Nucala (100mg fixed dose subcutaneous injection of mepolizumab) is licensed as an add-on treatment for severe refractory eosinophilic asthma in adult patients. For the EU Summary of Product Characteristics for Nucala, please visit: http://www.ema.europa.eu/docs/en_GB/document_library/EPAR_-_Product_Information/human/003860/WC500198037.pdf

Mepolizumab is also being investigated in eosinophilic granulomatosis with polyangiitis (EPGA, also referred to as Churg-Strauss syndrome, in phase III), severe hypereosinophilic syndrome (in phase III), nasal polyposis (phase II) and severe atopic dermatitis (phase II).

Nucala has also been approved in Canada, Australia, Japan, Switzerland, Chile, South Korea and Taiwan for severe asthma, with an eosinophilic phenotype. Further regulatory applications in this indication have been submitted and are under review in other countries.

Nucala® is a registered trade mark of the GSK group of companies.

Important Safety Information for Nucala
The following information is based on the US Prescribing Information for Nucala. Please consult the full Prescribing Information for all the labelled safety information for Nucala.

CONTRAINDICATIONS

Nucala should not be administered to patients with a history of hypersensitivity to mepolizumab or excipients in the formulation.

WARNINGS AND PRECAUTIONS

Hypersensitivity Reactions
Hypersensitivity reactions (e.g. anaphylaxis, angioedema, bronchospasm, hypotension, urticaria, rash) have occurred following administration of Nucala. These reactions generally occur within hours of administration but in some instances can have a delayed onset (i.e. days). In the event of a hypersensitivity reaction, Nucala should be discontinued.

Acute Asthma Symptoms or Deteriorating Disease
Nucala should not be used to treat acute asthma symptoms, acute exacerbations, or acute bronchospasm.

Opportunistic Infections: Herpes Zoster
In controlled clinical trials, 2 serious adverse reactions of herpes zoster occurred in subjects treated with Nucala compared to none in placebo. Consider varicella vaccination if medically appropriate prior to starting therapy with Nucala.

Reduction of Corticosteroid Dosage
Do not discontinue systemic or inhaled corticosteroids (ICS) abruptly upon initiation of therapy with Nucala. Decreases in corticosteroid doses, if appropriate, should be gradual and under the direct supervision of a physician. Reduction in corticosteroid dose may be associated with systemic withdrawal symptoms and/or unmask conditions previously suppressed by systemic corticosteroid therapy.

Parasitic (Helminth) Infection
It is unknown if Nucala will influence a patient's response against parasites. Treat patients with pre-existing helminth infections before initiating therapy with Nucala. If patients become infected while receiving treatment with Nucala and do not respond to anti-helminth treatment, discontinue treatment with Nucala until infection resolves.

ADVERSE REACTIONS

The most common adverse reactions (≥3% and more common than placebo) reported in the first 24 weeks of two clinical trials with Nucala (and placebo) were: headache, 19% (18%); injection site reaction, 8% (3%); back pain, 5% (4%); fatigue, 5% (4%); influenza, 3% (2%); urinary tract infection 3% (2%); abdominal pain upper, 3% (2%); pruritus, 3% (2%); eczema, 3% (<1%); and muscle spasm, 3% (<1%).

Systemic Reactions, including Hypersensitivity Reactions: In 3 clinical trials, 3% of subjects who received Nucala experienced systemic (allergic and nonallergic) reactions compared to 5% in the placebo group. Systemic allergic/hypersensitivity reactions were reported by 1% of subjects who received Nucala compared to 2% of subjects in the placebo group. Manifestations included rash, pruritus, headache, and myalgia. Systemic nonallergic reactions were reported by 2% of subjects who received Nucala and 3% of subjects in the placebo group. Manifestations included rash, flushing, and myalgia. A majority of the systemic reactions were experienced on the day of dosing. Reports of anaphylaxis have been received postmarketing.

Injection site reactions (e.g. pain, erythema, swelling, itching, burning sensation) occurred at a rate of 8% in subjects treated with Nucala compared with 3% in subjects treated with placebo.

USE IN SPECIFIC POPULATIONS

The data on pregnancy exposures from the clinical trials are insufficient to inform on drug-associated risk. Monoclonal antibodies, such as mepolizumab, are progressively transported across the placenta in a linear fashion as pregnancy progresses; therefore, potential effects on a foetus are likely to be greater during the second and third trimesters of pregnancy.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Namrata Taak	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Karen Hagens	+1 919 483 2863	(North Carolina)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Principal risks and uncertainties' in the company's Annual Report on Form 20-F for 2016.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 10, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc